Exhibit 99.1

US GreenFiber, LLC
Consolidated Financial Statements
December 31, 2007, 2006 and 2005

US GreenFiber, LLC

Index

December 31, 2007, 2006 and 2005

Page(s)
Report of Independent Auditors	1
Consolidated Financial Statements
Balance Sheets	2
Statements of Operations and Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5–13

Report of Independent Auditors

To the Board of Managers
US GreenFiber, LLC

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and members' equity and cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC and its subsidiaries (the "Company") at December 31, 2007 and 2006 and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
March 19, 2008

US GreenFiber, LLC

Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets
Current assets
Cash and cash equivalents	$98,064	$327,100
Accounts receivable, less allowance for doubtful accounts of approximately $150,000 in 2007 and $178,000 in 2006	20,669,041	23,044,458
Futures contract (Note 5)	1,605,000	333,000
Other assets	2,162,037	2,277,709
Inventories (Note 2)	8,977,061	7,659,480

Total current assets	33,511,203	33,641,747
Property, plant and equipment, net (Note 3)	54,915,597	58,744,370
Goodwill	10,180,421	10,180,421
Intangible assets, net	3,737,589	3,939,099

Total assets	$102,344,810	$106,505,637

Liabilities and Members' Equity
Current liabilities
Accounts payable	$11,030,768	$12,257,818
Accrued liabilities (Note 4)	9,793,429	10,139,897
Current portion of capital lease obligation	267,379	300,985
Current portion of long-term debt	15,462,721	3,308,742

Total current liabilities	36,554,297	26,007,442
Capital lease obligation	285,248	451,136
Other liabilities	1,224,731	1,207,971
Long-term debt (Note 6)	2,056,822	11,834,755

Total liabilities	40,121,098	39,501,304
Commitments and contingencies (Note 8)
Members' equity	62,223,712	67,004,333

Total liabilities and members' equity	$102,344,810	$106,505,637

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Operations and Members' Equity

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Sales	$150,397,360	$182,822,904	$149,084,503
Cost of sales	126,916,143	139,406,587	116,742,164

Gross profit	23,481,217	43,416,317	32,342,339
Selling, general and administrative expenses	27,984,050	32,848,962	23,228,021

(Loss) income from operations	(4,502,833)	10,567,355	9,114,318
Interest (expense) income, net	(1,005,016)	(928,945)	64,361
Other (expense) income	(407,150)	(175,742)	192,019

(Loss) income before income taxes	(5,914,999)	9,462,668	9,370,698
Provision for income taxes (Note 7)	(137,622)	(256,326)	(39,404)

Net (loss) income	(6,052,621)	9,206,342	9,331,294
Other comprehensive income (expense) (Note 5)	1,272,000	(449,000)	(4,718,000)

Comprehensive (loss) income	(4,780,621)	8,757,342	4,613,294
Members' equity
Beginning of year	67,004,333	58,246,991	53,633,697

End of year	$62,223,712	$67,004,333	$58,246,991

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities
Net (loss) income	$(6,052,621)	$9,206,342	$9,331,294
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	10,276,889	7,979,673	6,733,156
Amortization	320,124	320,410	108,346
Deferred taxes	161,628	(229)	39,404
Loss (gain) on disposal of assets	285,106	(32,753)	(142,712)
Provision for accounts receivable	33,072	76,967	81,899
Changes in operating assets and liabilities (exclusive of acquisitions)
Accounts receivable	2,342,345	5,136,690	(5,927,470)
Inventories	(1,317,581)	(1,923,949)	(35,282)
Accounts payable	(1,670,004)	(2,584,861)	3,989,705
Accrued expenses	(346,468)	728,218	2,081,488
Other assets	115,672	(425,126)	(24,863)
Other liabilities	(144,868)	(900,916)	1,026,685

Net cash provided by operating activities	4,003,294	17,580,466	17,261,650

Cash flows from investing activities
Purchases of property, plant and equipment	(6,586,522)	(18,153,502)	(14,741,868)
Purchases of intangible assets	(118,614)	(154,440)	(73,247)
Purchase of Bonded Insulation Company, Inc.	—	—	(2,760,997)
Purchase of Blue Sky Manufacturing, Inc. (Note 1)	—	(1,533,482)	—
Purchase of Redi-Therm, Inc. (Note 1)	—	(15,753,905)	—
Proceeds from sale of property and equipment	402,948	318,278	426,673

Net cash used in investing activities	(6,302,188)	(35,277,051)	(17,149,439)

Cash flows from financing activities
Line of credit borrowings	5,402,000	12,377,000	—
Line of credit payments	—	(4,373,100)	—
Loan borrowings	—	10,000,000	—
Loan payments	(3,025,954)	(2,860,403)	—
Repayments on capital lease obligations, net	(306,188)	(308,631)	(210,891)

Net cash provided by (used in) financing activities	2,069,858	14,834,866	(210,891)

Net decrease in cash and cash equivalents	(229,036)	(2,861,719)	(98,680)
Cash and cash equivalents
Beginning of year	327,100	3,188,819	3287499

End of year	$98,064	$327,100	$3,188,819

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,004,892	$981,942	$27,311
Supplemental schedule of noncash transactions
Gain (loss) in fair market value of cash flow hedge derivatives	1,272,000	(449,000)	(4,718,000)
Purchase of equipment under capital leases	106,694	579,349	326,083
Assets acquired through accounts payable	442,954	220,084	644,337

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

1.     Summary of Significant Accounting Policies and Description of the Business

Description of the Business

        US GreenFiber, LLC (the "Company") was incorporated in July 2000 under the state laws of Delaware. The Company is an equally-owned joint venture formed by Louisiana-Pacific ("LP") and Casella Waste Systems, Inc. ("Casella") whereby each contributed certain cellulose manufacturing operations to the joint venture.

        The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and retailers. The Company has manufacturing facilities located in Albany, New York, Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; East St. Louis, Illinois; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Salt Lake City, Utah; Tampa, Florida and Waco, Texas.

        Under the terms of the joint venture agreement (the "Agreement"), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

        On February 8, 2006, the Company entered into a stock purchase agreement to acquire 100% of the issued and outstanding shares of capital stock of Redi-Therm Insulation, Inc., Redi-Therm Transportation, Inc., Redi-Therm Trucking, Inc., and Redi-Therm, Recycling, Inc. for a total purchase price of approximately $15.8 million. The acquisition was accounted for using the purchase method of accounting. Accordingly, the consideration paid was allocated based on the estimated fair value of the net assets acquired. The purchase price was allocated as follows:

Total working capital allocation, less cash acquired	$433,642
Equipment	5,110,000
Noncompete agreements	204,000
Customer relationships	2,812,000
Goodwill	7,194,263

$15,753,905

        On January 3, 2006, the Company entered into an asset purchase agreement to acquire substantially all of the assets of the division of Blue Sky Manufacturing Incorporated located in East St. Louis, Missouri, for a total purchase price of approximately $1.5 million. The consideration paid was allocated based on the estimated fair value of the net assets acquired. The purchase price was allocated as follows:

Machinery and equipment	$1,045,210
Rolling stock	131,100
Noncompete agreements	100,000
Goodwill	257,172

$1,533,482

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

Principles of Consolidation

        The consolidated financial statements include the accounts of US GreenFiber, LLC and its wholly owned subsidiaries, GreenFiber Albany, Inc. and GreenFiber Salt Lake City, Inc. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents included on the consolidated balance sheets at December 31, 2007 and 2006.

Inventories

        Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

        As of December 31, 2007, the Company had entered into 15 raw material contracts with various suppliers in order to mitigate supply risk on recycled newspaper. These contracts, with various expiration dates through 2012, require the Company to purchase approximately 100,000 short tons of raw material per month at various prices which approximate market prices as defined within the contracts.

        The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

        Property, plant and equipment is recorded at cost. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Asset Classification	Estimated Useful Lives
Buildings and improvements	15-20 years
Furniture and fixtures	3-10 years
Machinery and equipment	1-13 years
Trucks and trailers	4-8 years

        When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

        The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

Intangible Assets

        Intangible assets subject to amortization total approximately $3,738,000 and $3,939,000 at December 31, 2007 and 2006, respectively, and consist principally of patents, noncompete agreements and customer lists, which are amortized on a straight-line method over useful lives ranging from 5 to 15 years. The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on various analyses, including cash flows and profitability projections. These analyses necessarily involve management judgment. No impairment charges were recorded in 2007, 2006 or 2005. Amortization of intangible assets charged to operations amounted to approximately $320,000 for 2007 and 2006, and $108,000 for 2005. Estimated amortization expense for each of the next five years is as follows:

2008	$320,000
2009	320,000
2010	319,000
2011	261,000
2012	261,000

Goodwill

        Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets primarily acquired in purchase business combinations in 2006 and 2005. Goodwill totaled approximately $10,180,000 at December 31, 2007 and 2006. The Company evaluates the recoverability of goodwill on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data. These analyses necessarily involve management judgment. No impairment charges were recorded in 2007, 2006 or 2005.

Income Taxes

        The Company is a limited liability company. Accordingly, the accompanying consolidated financial statements do not include any provision for federal or state income taxes. All income, losses, tax credits and deductions are allocated to the Company's members and reported on the income tax return of each member. In 2005, the Company acquired Bonded Insulation Company, Inc., and in 2006, the Company acquired Redi-Therm Insulation, Inc. and related entities. These acquired entities are taxed as corporations. Accordingly, a provision for income taxes is recognized in the 2007, 2006 and 2005 consolidated statements of operations for the Company.

Concentration of Credit Risk

        The Company maintains its cash in bank accounts that at times exceed federally insured limits. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

        For the years ended December 31, 2007, 2006 and 2005 approximately 54%, 47% and 54%, respectively, of sales were to six customers. As of December 31, 2007 and 2006, 60% and 55% of accounts receivable were from these six customers, respectively.

Revenue Recognition

        Revenue is recognized at the time goods are shipped and title has transferred to the customer. The Company provides sales incentives in the form of rebates to certain customers. The rebates are presented as a reduction of sales in the consolidated statements of operations and members' equity.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     Inventories

        Inventories consist of the following at December 31:

	2007	2006
Parts	$509,717	$590,119
Raw material	6,171,235	5,602,048
Finished goods	2,296,109	1,467,313

	$8,977,061	$7,659,480

3.     Property, Plant and Equipment

        Property, plant and equipment consist of the following at December 31:

	2007	2006
Land	$330,268	$330,268
Construction in progress	2,012,882	1,220,904
Buildings and improvements	8,187,731	7,864,746
Furniture and fixtures	1,262,519	1,243,137
Machinery and equipment	76,155,577	71,154,422
Trucks and trailers	14,201,179	14,732,478

	102,150,156	96,545,955
Less: Accumulated depreciation	(47,234,559)	(37,801,585)

	$54,915,597	$58,744,370

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

4.     Accrued Liabilities

        Accrued liabilities consist of the following at December 31:

	2007	2006
Accrued payroll, bonus and related items	$1,871,661	$1,783,550
Sales and other taxes	518,347	702,857
Customer rebate programs	1,889,558	3,810,589
Current portion of long-term incentive plan (Note 9)	—	365,539
Legal contingencies (Note 8)	2,200,000	1,100,000
Other	3,313,863	2,377,362

	$9,793,429	$10,139,897

5.     Derivative Instruments

Commodity Instruments

        The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks. The Company uses derivatives only for purposes of managing risk associated with underlying exposures. The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures. The Company's use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility. Complex instruments involving leverage or multipliers are not used. Management believes that its use of derivative instruments to manage risk is in the Company's best interest.

        At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge). Existing commodity instruments of the Company have been designated as cash flow hedges as of December 31, 2007 and 2006. For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income. When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of income as the hedged item. In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of goods sold.

        The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company's risk management objectives and strategies for entering into the hedge relationship. This process includes matching the hedging instrument to the underlying hedged item (assets, liabilities, firm commitments or forecasted transactions). At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument are recognized in earnings during the period it no longer qualifies as a hedge.

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

        The Company uses commodity swap contracts to manage price exposures on anticipated purchases of raw material. Of the 346,000 tons, 441,000 tons and 382,000 tons of raw materials purchased during 2007, 2006 and 2005, respectively, approximately 50,000 tons, 26,000 tons and 57,000 tons were hedged with swap contracts, respectively. The Company's strategy is to hedge certain production requirements for various periods up to 60 months. As of December 31, 2007 and 2006, approximately 60,000 tons and 26,000 tons or 19% and 7%, respectively, of production requirements for the next 12 months were hedged.

        As of December 31, 2007 and 2006, the fair value of outstanding commodity contracts, based on quotes from brokers, reflected on the balance sheets were approximately $1,605,000 and $333,000, respectively. Gains and (losses) of approximately $1,272,000, $(449,000) and $(4,718,000), respectively, are included in the financial statements as other comprehensive income in the statements of operations and members' equity for the years ended December 31, 2007, 2006 and 2005.

6.     Debt

        Outstanding debt obligations as of December 31, 2007 are as follows:

	Maturity	Interest Rate	Interest Paid	Outstanding Balance
Line of credit	6/30/2008	6.38%	Monthly	$13,405,900
Term loan	11/30/2009	6.63%	Monthly	4,113,643

				17,519,543
Less: Current portion of debt				15,462,721

Long-term debt				$2,056,822

        The Company has a collateralized, revolving line of credit with Wachovia Bank, N.A. for borrowings of up to $20 million expiring June 30, 2008. The line of credit is collateralized with the Company's receivables and inventory. On June 30, 2008, the bank's obligation to issue letters of credit will also expire. The line of credit bears interest at a rate of one-month LIBOR plus an applicable margin as specified in the agreement (1.75% at December 31, 2007). The Company had $13,405,900 and $8,003,900 in borrowings against the line of credit outstanding at December 31, 2007 and 2006, respectively.

        In connection with the Redi-Therm purchase transaction, the Company, on January 16, 2006, entered into a long-term loan with Wachovia Bank, N.A. The loan bears interest at a rate of one-month LIBOR plus an applicable margin as specified in the agreement (2.00% at December 31, 2007). Required monthly principal payments are made in accordance with the schedule of payments exhibited in the loan agreement. The Company had $4,113,643 and $7,139,597 outstanding on the loan at December 31, 2007 and 2006, respectively.

        The loan contains financial covenants including funded debt to EBITDA ratio and tangible net worth. The loan agreement also contains various positive and negative operating and financial reporting covenants which are customary for such loan instruments. At December 31, 2007, the Company was in violation of the funded debt to EBITDA ratio covenant. The Company subsequently received a waiver from Wachovia Bank, N.A., dated February 29, 2008, which unconditionally waives this violation.

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

        Aggregate maturities of outstanding borrowings and advances are as follows:

2008	$15,462,721
2009	2,056,822

$17,519,543

7.     Income Taxes

        Income tax provision (benefit) for the year ended December 31 is comprised of the following

	2007	2006	2005
Current
Federal	$(49,231)	$40,229	$—
State	25,225	216,326	—

	(24,006)	256,555	—

Deferred
Federal	166,760	(229)	(30,689)
State	(5,132)	—	70,093

	161,628	(229)	39,404

	$137,622	$256,326	$39,404

        The difference between the income tax provision and income tax amounts calculated at the statutory rate is primarily due to nondeductible meals and entertainment expenses.

        The components of net deferred taxes are as follows:

	2007	2006
Deferred tax assets
Net operating loss carryforward	$459,924	$67,142

	459,924	67,142

Deferred tax liabilities
Depreciation	(831,959)	(619,440)
Amortization	(341,891)	—

	(1,173,850)	(619,440)

Net deferred tax liability	$(713,926)	$(552,298)

        The net deferred tax liability is included as a component of other noncurrent liabilities in the accompanying consolidated balance sheets.

        The Company made cash payments, net of refunds, for income taxes of approximately $(9,000), $90,000 and $108,000 in 2007, 2006 and 2005, respectively.

        The Company has a net operating loss carryforward of approximately $1,231,000 at December 31, 2007 which begins to expire in 2026.

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

8.     Commitments and Contingencies

        The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through June 30, 2016.

        The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2007:

	Capital Leases	Operating Leases
Year Ending December 31
2008	$296,483	$2,013,602
2009	204,389	1,408,731
2010	71,325	1,094,795
2011	9,534	887,649
2012	—	1,520,733
Thereafter	—	1,145,495

Total minimum payments	581,731	$8,071,005

Less: Amount representing interest	29,104

Present value of net minimum lease payments	552,627
Less: Current portion of capital lease obligation	267,379

Capital lease obligation	$285,248

        Rent expense for property, plant and equipment for the years ended December 31, 2007, 2006 and 2005 was approximately $4,288,000, $5,392,000 and $3,930,000, respectively.

        The Company has no future capital expenditure commitments outstanding at December 31, 2007.

        Other contingent liabilities with respect to product liabilities, legal proceedings and other matters arise in the normal course of business. The Company recorded liabilities totaling $2.2 million and $1.1 million at December 31, 2007 and 2006, respectively, for potential product liability claims, including related legal fees expected to be incurred. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to unasserted claims, historical experience and, where available, recent and current trends. In the opinion of management, no such matters exist which, in the event of an unfavorable outcome, would have a material effect on the Company's financial position, results of operations and cash flows.

9.     Benefit Plans

        The Company's overall compensation and benefits program includes a nonqualified incentive bonus program for a select group of employees. Benefits payable under this plan are calculated on the successful execution and completion of certain strategic and financial goals. Liabilities associated with these plans totaled approximately $585,000, $260,000 and $1,548,000 at December 31, 2007, 2006 and 2005, respectively, and are in included in accrued expenses.

        The Company has established a long-term incentive plan ("LIP") for certain directors and senior management designed to compensate these individuals for the creation of long-term business value. The plan provides an LIP pool based on a defined formula designed to equate to 5% of the equity

US GreenFiber, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2007, 2006 and 2005

created at the end of the three-year vesting period. The Company had accrued approximately $0 at December 31, 2007 and $800,000 at December 31, 2006 for the LIP. Of the total $800,000 accrued at December 31, 2006, approximately $366,000 was included in accrued liabilities and $434,000 was included in other noncurrent liabilities on the accompanying consolidated balance sheet.

        Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees. Each year, participants may contribute amounts up to 15% of pretax compensation. The Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Total contributions to the plan were approximately $464,000, $437,000 and $373,000 during 2007, 2006 and 2005, respectively.

10.   Related Party Transactions

        The Company, in the normal course of business, incurred various charges from LP and Casella. These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 31, 2007, 2006 and 2005 totaled approximately $147,000, $282,000 and $356,000, respectively.

        Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2007, 2006 and 2005 of approximately $4,824,000, $3,923,000 and $4,227,000, respectively.

        The Company had accounts payable to LP of $57,000 at December 31, 2007 and $79,000 at December 31, 2006.